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                                                     Filed by OTG Software, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                             Subject Company: OTG Software, Inc.
                                                  Commission File No.: 000-29809


This filing relates to a planned merger between OTG Software, Inc. ("OTG"), and Orion Merger Sub Corp. ("Orion"), a wholly owned subsidiary of Legato Systems, Inc. ("Legato"), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 20, 2002 (the "Merger Agreement"), by and among Legato, Orion and OTG. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OTG on February 22, 2002, and is incorporated by reference into this filing.

The following is a letter which was e-mailed to OTG employees from Richard Kay, OTG's Chairman, President and Chief Executive Officer, on March 19, 2002.

                                      * * *

Subject:  Update on OTG-Legato Merger

Since we announced the Legato-OTG merger, we've received numerous expressions of excitement and support for the combination from customers, channel partners, strategic alliances, industry analysts and Wall Street analysts, and most importantly, you, our employees. These groups have expressed in various ways their belief that Legato and OTG are a natural fit, that this strategic combination is the right strategy for both companies to pursue, and that OTG's content, messaging and storage products will be an important part of the new Legato.

I thought it would be useful to share with you what's coming up from a timing perspective. For discussion purposes, it's probably easier to divide events into two simple time frames:

          *    from now until June, when we expect the transaction to close; and

          *    June going forward.


                                 Now Until June

Between now and early June, a number of activities must take place. On the regulatory front, we have already initiated the normal government approval process for the merger, specifically to receive antitrust clearance from the government. We submitted our filing for antitrust clearance in the last week of March, and we expect to receive the "go ahead" by mid-April, the end of the customary 30-day waiting period.

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We also filed additional forms with the Securities and Exchange Commission (SEC)
which will serve two purposes:

          * first, it allows Legato to issue stock to OTG shareholders and to option holders the right to acquire shares in exchange for their existing OTG stock and options; and

          * second, it has the proxy forms that Legato and OTG shareholders will use to vote on the merger.

As soon as the SEC gives us the green light, we will set a shareholder meeting - probably in late May, but possibly early June - for the shareholder vote.


                               June Going Forward

After the shareholders of both companies have approved the merger, and government approvals have been obtained, the merger transaction will be "closed" and we will begin combining our two great organizations.

As I've mentioned before, we will be operating OTG as a business unit of Legato's so that we don't detract from delivering on product, partner and customer commitments.

OTG and Legato together are a powerful combination. Support for OTG products -- ApplicationXtender, WebXtender, and EmailXtender to name but a few-- and development of additional functionality will be key for Legato as they are for us. Similarly, we believe that our highly developed sales channels and vertical partner network will solidly complement Legato's well-established enterprise sales team and strong global presence. In short, we will create a formidable new competitor - one offering enhanced opportunities, and helping our customers meet their storage and access needs across the information lifecycle. We will change the rules by which the game is played and build one of the hottest storage and information management companies on the market.

In the meantime, we will continue to keep you updated. Should have any questions or concerns, please send them through esuggestions@otg.com
(mailto:esuggestions@otg.com).

I and the rest of the executive team need you, as always, to stay focused on the business and closing the quarter. Right here. Right now. Thank you for your continued support and hard work.

Regards,
Rick

================================================================================
Given the pending merger agreement with Legato, the SEC requires the following legal disclaimer:

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We may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. Beneficial ownership of OTG common stock of directors and executive officers of OTG are set forth in the filings with the SEC. The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. The registration statement has been filed as of the date of this filing and copies may be obtained free of charge from either Legato or OTG. The registration statement and other filings related to OTG may be obtained free of charge at the SEC's website www.sec.gov (http://www.sec.gov). The registration statement contains important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety. This document contains and incorporates by reference "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include statements regarding the period following completion of the merger. All forward-looking statements reflect management's expectations of future events as of the date of those statements and are subject to a number of factors and uncertainties, including those disclosed in past and future filings with the SEC, that could cause actual results to differ materially from those described in the forward-looking statements.

================================================================================

The offer and sale of shares of Legato common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has been filed as of the date of this filing and copies may be obtained from either Legato or OTG or at the SEC's website www.sec.gov. The registration statement contains important information as to how the merger will affect investments in shares of either Legato or OTG and interested persons should carefully read that registration statement in its entirety.

Legato, OTG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Legato and OTG in favor of the merger agreement. The directors and executive officers of Legato and their beneficial ownership of Legato common stock are set forth in the most recent proxy statement filed by Legato with the SEC. The directors and executive officers of OTG and their beneficial ownership of OTG common stock are set forth in the most recent proxy statement filed by OTG with the SEC. You may obtain those proxy statements free of charge at the SEC's website, www.sec.gov. Security holders of Legato and OTG may obtain additional information regarding the interests of the foregoing people by reading the registration statement.